

October 18, 2022

Margaret Stapleton
Chief Financial Officer
Century Casinos, Inc.
455 E. Pikes Peak Avenue, Suite 210
Colorado Springs, Colorado 80903

> **Re: Century Casinos, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2021**
> **Filed March 8, 2022**
> **Form 10-Q for the quarterly period ended June 30, 2022**
> **Filed August 5, 2022**
> **File No. 000-22900**

Dear Margaret Stapleton:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-Q for the quarterly period ended June 30, 2022

Notes to Condensed Consolidated Financial Statements (Unaudited)
1. Description of Business and Basis of Presentation, page 8

1. We note your acquisition of 50% of the membership interests in Smooth Bourbon, LLC on April 1, 2022 for approximately $95.0 million. Please tell us how you considered the requirements to provide financial statements in accordance with Rule 3-14 of Regulation S-X and pro forma financial information in accordance with Article 11 of Regulation S-X. Within your response, please clarify for us if there was a rental history prior to the acquisition, including but not limited to a lease between related parties.

 In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

 You may contact Peter McPhun at 202-551-3581 or Jennifer Monick at 202-551-3295 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction